July 22, 2013

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	The Sheridan Group, Inc. (“TSG”)
Form 10-K for Fiscal Year Ended December 31, 2012
Filed March 27, 2013
File No. 333-110441

Dear Sir or Madam:

This letter is submitted in response to comments from the staff of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated July 11, 2013 relating to our Form 10-K referenced above.

For ease of reference, we have repeated the Staff’s comments in bold text preceding each response.

Management’s Discussion and Analysis
Results of Operations, page 18

1. We note that cost of sales is material to your consolidated and, by inference, segment results that has an apparent impact on variances in gross profit and the related margin for both, but there is no separate analysis of it. Please expand your disclosure to include a comparative analysis of cost of sales to complement your existing discussion in regard to results of operations as appropriate.

TSG acknowledges the Commission’s comment and will address the comment in future filings.  For the period under review a comparative analysis of cost of sales is set forth below:

Gross profit for 2012 increased by $5.2 million or 10.7% compared to 2011. Gross margin of 20.0% of net sales for 2012 reflected a 1.8 margin point increase versus 2011. Approximately 60% of the increase in our gross profit was attributable to the improved performance of the consolidated DPC/ULI business unit. More specifically, the gross profit and gross margin increases were due primarily to the impact of higher sales coupled with a $2.8 million or 1.3% decrease in cost of sales compared to 2011. Cost of sales decreased primarily due to the absence in 2012 of the depreciation expense recorded in 2011 in connection with the shutdown of ULI and the disposal of two printing presses at TDP. Additionally, decreases in paper expense (a pass through cost), lower people-related costs, including healthcare claims, as well as lower operating lease expenses were partially offset by higher freight costs, higher material and repair costs and lower amounts realized from recycling scrap paper.

Liquidity and Capital Resources
Operating Activities, page 23

2. Your discussion appears to focus in large part on how cash flows of operating activities were derived with references to accrual based “net loss” and the indicated noncash items reported in the statements of operations and/or cash flows. Please revise your discussion to analyze the material factors that directly affected the level of and variance in cash flows of operating activities. If results truly impact operating cash flow, discuss the specific factors within the results contributing materially to the analysis. For further guidance, please refer to Section IV.B.1 of “Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations,” which is available on our website at http://www.sec.gov/rules/interp/33-8350.htm. Additionally, quantify all cited factors so that investors may understand the relative impact of each.

TSG acknowledges the Commission’s comment and will address the comment in future filings.  For the period under review a revised discussion to analyze the factors that affected cash flows from operating activities is set forth below:

Net cash provided by operating activities was $20.6 million for 2012 compared to $10.1 million for 2011, an increase of $10.5 million.  The increase was primarily the result of the following items:

•	a $2.2 million increase in cash receipts due primarily to higher sales coupled with improved collections from our customers in 2012 as compared to 2011;

•	a $2.6 million increase as the result of the refund, in 2012, of a deposit, paid in 2011, in exchange for issuing a letter of credit in favor of an insurance provider;

•	a $4.0 million reduction in cash used for payroll in connection with lower people-related costs;

•	a $2.5 million reduction in cash used for interest payments due primarily to a change in our interest payment dates; and

•	a $0.4 million reduction in cash used as a result of the absence in 2012 of the fee paid to our principal equity sponsors in 2011.

These increases to cash provided by operating activities were partially offset by $2.0 million of cash used during 2012 to fund an increase in inventory levels as the result of additional work-in-process inventory on hand at the end of 2012 as compared to the same period in 2011 due to the timing of production activity coupled with the acceleration of paper inventory purchased on behalf of a customer in the Specialty Catalogs segment.

Notes to Consolidated Financial Statements
Note 8. Notes Payable and Working Capital Facility, page 40

3. You disclose that the 2011 Notes are fully and unconditionally guaranteed by all of your current subsidiaries. It appears that these notes are registered with the commission. Please explain to us your consideration of and compliance with Rule 3-10(f) of Regulation S-X. In so doing, tell us and disclose whether the guarantees of the guarantor subsidiaries are joint and several.

TSG acknowledges the Commission’s comment. We reviewed Rule 3-10(f) of Regulation S-X and confirm that we meet the conditions in paragraphs (1), (2) and (3) of Rule 3-10(f). In addition, we reviewed footnote 1 to paragraph (f) and meet the conditions for omitting the condensed consolidating financial information required by paragraph (f) (4). In future filings we will include the following disclosure in the footnotes to our consolidated financial statements:

Payment obligations under the Notes are guaranteed jointly and severally, fully and unconditionally, by all of our subsidiaries. The Sheridan Group, Inc. (the stand-alone parent company) owns 100% of the outstanding stock of all of its subsidiaries and has no independent assets or operations (as defined under Rule 3-10(f) of Regulation S-X). There are no restrictions on the ability of The Sheridan Group, Inc. (the stand-alone parent company) to obtain funds by dividend, advance or loan from its subsidiaries.

In connection with responding to your comments, TSG acknowledges that:

•	TSG is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	TSG may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to our responses to your comments addressed in this letter, please do not hesitate to call me at 410-785-7277 ext 112.

Sincerely,

/s/ Robert M. Jakobe
Robert M. Jakobe
Executive Vice President and Chief Financial Officer